UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Greenbriar Capital Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

39364R

(CUSIP Number)

March 29, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39364R	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Joseph Ciachurski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,649,600(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,649,600(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,364,900 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Notes:

(1) Comprised of 2,649,600 Common Shares held of record by the Reporting Person.

(2) Comprised of 2,649,600 Common Shares held of record by the Reporting Person and 1,715,300 Common Shares held of record by the Reporting Person’s spouse.  The Reporting Person disclaims beneficial ownership of the Common Shares owned by the Reporting Person’s spouse.

(3) The percentage is calculated based on 31,971,929 Common Shares that were outstanding as of November 29, 2022, as reported in the Issuer’s report on Form 6-K furnished to the SEC on November 30, 2022.

CUSIP No. 39364R	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Greenbriar Capital Corp. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 632 Foster Avenue, British Columbia, Canada V3J 2L7

Item 2.

(a)	Name of Person Filing: This Schedule 13G is being filed by Jeffrey Joseph Ciachurski (the “Reporting Person”)

(b)	Address of the Principal Office or, if none, residence: The address of the Reporting Person’s principal office is 632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(c)	Citizenship: The Reporting Person is a Canadian citizen.

(d)	Title of Class of Securities: Common shares without par value (“Common Shares”) of the Issuer

(e)	CUSIP Number: 39364R

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 39364R	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

The Reporting Person is deemed to be the beneficial owner of 4,364,900 Common Shares of the Issuer, comprised of 2,649,600 Common Shares held of record by the Reporting Person and 1,715,300 Common Shares held of record by the Reporting Person’s spouse.  The Reporting Person disclaims beneficial ownership of the Common Shares owned by the Reporting Person’s spouse, and the reporting thereof shall not constitute an admission that the Reporting Person is a beneficial owner of such shares.

(b)	Percent of class: 13.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 2,649,600 Common Shares held of record by the Reporting Person

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition: 2,649,600 Common Shares held of record by the Reporting Person

	(iv)	Shared power to dispose or to direct the disposition of: 0

The percentage disclosed in paragraph (b) above is calculated based on 31,971,929 Common Shares that were outstanding as of November 29, 2022, as reported in the Issuer’s Management’s Discussion and Analysis for the period ended September 30, 2022 (the “MD&A”).  The MD&A was furnished to the SEC as Exhibit 99.2 to the Issuer’s report of foreign private issuer on Form 6-K, as filed on November 30, 2022.

This Schedule 13G is being filed in connection with the registration of the Issuer’s Common Shares as a class pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended. The Issuer’s registration statement on Form 20-F became effective on March 29, 2022.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ¨.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

CUSIP No. 39364R	Page 5 of 5 Pages

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15 , 2023

:

/s/ Jeffrey Joseph Ciachurski Jeffrey Joseph Ciachurski